June 1, 2015

BY ELECTRONIC SUBMISSION

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Subject:	BlackBerry Limited
Form 40-F for Fiscal Year Ended February 28, 2015
Filed March 27, 2015
File No. 0-29898

Dear Ms Blye:

This letter is in response to the comment letter, dated May 15, 2015 (the “Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Mr. James Yersh, Chief Financial Officer of BlackBerry Limited (“BlackBerry”). References to “BlackBerry” also include, where applicable, any subsidiaries of BlackBerry. BlackBerry’s responses to the Letter set forth below are keyed to the sequential numbering of the comments and the headings used in the Letter.

COMMENT:

1.
A recent article states that BlackBerry services are included in the service portfolio of MTN Group and that MTN Group derives its revenues from geographic segments including Sudan and Syria. Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, partners, resellers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:

Background

BlackBerry is a global mobile communications company, delivering smartphones, services and software to dozens of countries around the world. BlackBerry markets and sells its products primarily through its network carrier partners, as well as through other third-party distribution channels and its direct sales force, which distribute the products to enterprises and end-users.

BlackBerry products are available from hundreds of carriers worldwide. Typically, BlackBerry enters into a Master Supply Agreement (“MSA”) with a particular carrier providing for the terms and conditions under which products will be provided by BlackBerry and distributed by the carrier. If the parties wish to extend the benefits of an MSA to an affiliate of the carrier operating in a particular territory, BlackBerry and the affiliate will enter into a Contract of Adherence (“CoA”) to the MSA that will apply with respect to that territory. The CoA will set out any terms that are different from those contained in the MSA, and any specific terms and conditions relevant to the territory.

Contact with Sudan or Syria; Relationship with MTN Group

BlackBerry is aware that Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. BlackBerry confirms that, to the best of its knowledge after making appropriate internal inquiries, it does not have any past, current or anticipated contacts with Sudan or Syria, either through subsidiaries, affiliates, distributors, partners, resellers, joint ventures or other direct or indirect arrangements. In addition, BlackBerry has not provided any services, products, information or technology to Sudan or Syria, directly, or, to its knowledge, indirectly, and does not have any agreements, commercial arrangements, or other contacts with the governments of Sudan or Syria or other entities such countries control.

MTN Group (“MTN”) is a South Africa-based multinational mobile telecommunications company, operating in many African, European and Middle Eastern countries. BlackBerry entered into an MSA with MTN on February 22, 2007, providing for the distribution, license, and resale of BlackBerry handheld devices, accessories, software and services in certain territories (the “MTN MSA”). Pursuant to the terms of the MTN MSA, individual CoAs are required to be entered into with an MTN subsidiary for each of the territories in which BlackBerry products under the MTN MSA are to be distributed. There is no CoA between BlackBerry and an MTN subsidiary for either of Sudan or Syria.

BlackBerry further confirms that there are no MSAs or CoAs with any other carrier for Sudan or Syria and that it has not, as indicated in the response to comment 2 below, received any sales revenues from these two countries. BlackBerry also confirms that it does not source any product components directly or, to its knowledge, indirectly, from Sudan or Syria.

Additionally, BlackBerry operates a “pin first seen dashboard” through which it is able to confirm where, geographically, a BlackBerry device is activated and connected to the BlackBerry network (a “PFS Event”) and keeps a record of all PFS Events. Though the PFS Event record only shows activations on BlackBerry’s network and not the networks of BlackBerry’s carrier partners, and only represents where a BlackBerry device was activated and not necessarily sold, BlackBerry can confirm that no PFS Event has ever been recorded in either of Sudan or Syria.

Export Control, Economic Sanctions and Code of Business Standards and Principles

As a global company with operations around the world, BlackBerry engages in a wide variety of activities, including sales, marketing, research and development, and manufacturing and delivers hardware, software, services and technology to business partners and customers in dozens of countries. As BlackBerry’s products have always employed cryptography, BlackBerry has a great deal of experience with various legal export control and sanctions regimes, including those of the United States, Canada and the European Union.

BlackBerry takes very seriously its obligation to comply with all applicable laws and regulations and is committed to maintaining strict compliance with applicable export control and economic sanctions laws and regulations and has in place policies and procedures in this regard.

BlackBerry’s policy is to adhere to all applicable export control and economic sanctions laws and regulations. BlackBerry has a dedicated export controls and sanctions team that includes both internal and external legal counsel with export control and sanctions expertise. That team manages and screens the export of any product, software or technology that is being sent from one country to another, with special attention paid to items that employ cryptography. A thorough review and analysis of the item is done by the export controls and sanctions team prior to export in order to make a determination as to the export control status of the item under the laws of the country of export. Where the item is controlled and does not meet any license or permit exceptions (e.g., mass market), a license or permit application is submitted to the relevant government authority or agency from the country of export. Once the license or permit is received or a determination is made that one is not required, the export controls and sanctions team issues an internal announcement permitting the export, subject to any destination country/entity restrictions (which would include a prohibition on any exports to Syria, Sudan and other prohibited destinations). Restricted party screening is also performed as part of this process in addition to the outright hard blocks for prohibited destinations such as Syria and Sudan.

BlackBerry contractually requires telecommunication companies that distribute its products, including MTN, to comply with all applicable laws of any applicable jurisdiction. Carriers are more specifically required to acknowledge that BlackBerry products are cryptographic in nature and to agree to obtain any necessary export licenses or permits from the applicable government authorities. They are also required to certify that any re-exports will not be made except in compliance with applicable laws. BlackBerry’s standard MSA and, specifically, the MTN MSA, also provide that the buyer of services and any distributor distributing the products on behalf of the buyer, shall not export the products to “countries subject to U.S. economic sanctions and embargoes.”

In addition, many of BlackBerry’s products, if exported from the United States, whether by BlackBerry or a third party, would be controlled for export under the U.S. Export Administration Regulations (the “EAR”). In information that BlackBerry posts on its website for U.S. exporters, BlackBerry charts its self-classification of Export Control Classification Numbers and specifically states:

“Most of the BlackBerry software and all of the hardware covered by the chart may be exported under the EAR to most destinations with No License Required. However, these items may not be exported and re-exported to certain countries (currently Cuba, Iran, North Korea, Sudan and Syria [emphasis added]) or to persons or entities prohibited from receiving U.S. exports, including those (a) on the Bureau of Industry and Security’s Denied Parties List or Entity List, (b) on the Office of Foreign Assets Control’s list of Specially Designated Nationals and Blocked Persons, and (c) involved with missile technology, nuclear, chemical or biological weapons, or military end-uses where prohibited by an applicable arms embargo.”

Finally, as prescribed in BlackBerry’s Code of Business Standards and Principles (the “Code”), BlackBerry only does business with reputable customers and vendors, and will not tolerate criminal organizations seeking to leverage BlackBerry improperly, nor does BlackBerry engage in financing or other business with organizations known or suspected to be involved with terrorists or other illegal conspiracies. BlackBerry is similarly proactive in seeking out potential use of its technology for illicit or illegal purposes, and works with local and international authorities whenever possible to eliminate these activities. BlackBerry is committed to maintaining strict compliance with its Code.

COMMENT:

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

Quantitative Materiality

As discussed in the response above, BlackBerry does not have any contacts with Sudan or Syria. After reviewing its sales and other financial records and making appropriate internal inquiries, BlackBerry confirms that it has no revenue, assets or liabilities associated with Sudan or Syria in the past three fiscal years, nor does it expect to in the future.

Qualitative Materiality

BlackBerry is aware that certain state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. To BlackBerry’s knowledge, it has not received any inquiries or questions from its investors or analysts regarding activity in Sudan or Syria, other than one request from an investment firm requiring confirmation, for its own compliance purposes, of whether BlackBerry had employees or operations in Sudan or Syria. In addition, BlackBerry has not received any communications from any of its major shareholders questioning its contacts with state sponsors of terrorism or indicating that such shareholders are considering divestment initiatives.

Conclusion

Given that BlackBerry does not have any operations associated with Sudan or Syria, BlackBerry does not believe there is any related quantitative or qualitative investment or reputational risk for its securityholders.

* * *

In connection with this response letter, BlackBerry acknowledges that:

•	BlackBerry is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	BlackBerry may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff. Please contact me at (519) 888-7465 with any questions concerning this letter.

Yours truly,

BLACKBERRY LIMITED

/s/ James Yersh

James Yersh, CPA, CA
Chief Financial Officer

cc:    Daniel Leslie, U.S. Securities and Exchange Commission
Larry Spirgel, U.S. Securities and Exchange Commission
Steven Zipperstein, Esq., Chief Legal Officer and Corporate Secretary
Phil Kurtz, Esq., Deputy General Counsel & Assistant Corporate Secretary
David W. Pollak, Esq., Morgan, Lewis & Bockius LLP
Lisa Portnoy, Ernst & Young LLP
Martin Lundie, Ernst & Young LLP